Shareholder meeting results (Unaudited)

November 19, 2009 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      			Votes for 		Votes withheld

Ravi Akhoury 		7,936,683 		290,143
Jameson A. Baxter 	7,936,731 		290,095
Charles B. Curtis 	7,937,299 		289,527
Robert J. Darretta 	7,903,610 		323,216
Myra R. Drucker 	7,907,222 		319,604
John A. Hill 		7,933,072 		293,754
Paul L. Joskow 		7,936,683 		290,143
Elizabeth T. Kennan 	7,929,660 		297,166
Kenneth R. Leibler 	7,903,610 		323,216
Robert E. Patterson 	7,903,610 		323,216
George Putnam, III 	7,937,365 		289,461
Robert L. Reynolds 	7,934,138 		292,688
W. Thomas Stephens 	7,934,072 		292,754
Richard B. Worley 	7,903,497 		323,329

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes for	 Votes against		Abstentions		Broker non votes

5,204,385 		171,181 	234,387 		2,616,873

All tabulations are rounded to the nearest whole number.